Exhibit 99.1

8 February 2017

This announcement contains inside information

Motif Bio plc

(“Motif Bio” or the “Company”)

Director and PDMR dealing - grant of options

Motif Bio plc (AIM: MTFB), the clinical stage biopharmaceutical company specialising in developing novel antibiotics, announces that the Company has granted options to purchase ordinary shares of 1 pence each of Motif Bio (“Ordinary Shares”) to a Director and certain PDMRs of the Company as follows:

	Number of options granted	Exercise price	Total number of options held following the grant
Director
Graham Lumsden	1,700,000	26p	5,148,800
PDMR
David Huang	1,000,000	26p	1,818,500
Rajesh Shukla	300,000	26p	600,000
Robert Dickey IV	600,000	26p	2,100,000

For Graham Lumsden, 1,000,000 options vest monthly over 4 years from the date of grant, and the remaining 700,000 options vest monthly over 4 years from the date of data read out on REVIVE-1 trial which is expected in the 2nd quarter of 2017. For Robert Dickey IV, 150,000 options vest on the anniversary date of the commencement of his employment, and the remaining 450,000 options vest monthly over the following 3 years. David Huang’s and Rajesh Shukla’s options vest monthly over 4 years from grant.

The options have an exercise price of 26 pence per Ordinary Share, being the closing price of the Ordinary Shares on 7 February 2017, the date of grant of the options.

The notification below, made in accordance with the requirements of the EU Market Abuse Regulation, provides further detail.

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Graham Lumsden

2	Reason for the notification

a)	Position/status	Chief Executive Officer, Director

b)	Initial notification/Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Motif Bio plc

b)	LEI	54930080DN00QTIUUU84

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares ISIN GB00BVVT4H71

b)	Nature of the transaction	Grant of options to purchase 1,700,000 Ordinary Shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	1,700,000

d)	Aggregated information	Price(s)	Volume(s)
		N/A	1,700,000

e)	Date of the transaction	7 February 2017

f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	David Huang

2	Reason for the notification

a)	Position/status	Chief Medical Officer, PDMR

b)	Initial notification/Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Motif Bio plc

b)	LEI	54930080DN00QTIUUU84

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares ISIN GB00BVVT4H71

b)	Nature of the transaction	Grant of options to purchase 1,000,000 Ordinary Shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	1,000,000

d)	Aggregated information	Price(s)	Volume(s)
		N/A	1,000,000

e)	Date of the transaction	7 February 2017

f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Rajesh Shukla

2	Reason for the notification

a)	Position/status	Vice President Clinical Operations, PDMR

b)	Initial notification/Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Motif Bio plc

b)	LEI	54930080DN00QTIUUU84

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares ISIN GB00BVVT4H71

b)	Nature of the transaction	Grant of options to purchase 300,000 Ordinary Shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	300,000

d)	Aggregated information	Price(s)	Volume(s)
		N/A	300,000

e)	Date of the transaction	7 February 2017

f)	Place of the transaction	N/A

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Robert Dickey IV

2	Reason for the notification

a)	Position/status	Chief Financial Officer, PDMR

b)	Initial notification/Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Motif Bio plc

b)	LEI	54930080DN00QTIUUU84

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares ISIN GB00BVVT4H71

b)	Nature of the transaction	Grant of options to purchase 600,000 Ordinary Shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		N/A	600,000

d)	Aggregated information	Price(s)	Volume(s)
		N/A	600,000

e)	Date of the transaction	7 February 2017

f)	Place of the transaction	N/A

For further information please contact:

Motif Bio plc Graham Lumsden (Chief Executive Officer)	info@motifbio.com

Zeus Capital Limited (NOMAD & BROKER) Phil Walker/Giles Balleny Dominic Wilson	+44 (0)20 3829 5000

Northland Capital Partners Limited (BROKER) Patrick Claridge/David Hignell John Howes/Rob Rees (Broking)	+44 (0)20 3861 6600

Walbrook PR Ltd. (FINANCIAL PR & IR) Paul McManus Mike Wort	+44 (0)20 7933 8780 or motifbio@walbrookpr.com Mob: +44 (0)7980 541 893 Mob: +44 (0)7900 608 002

MC Services AG (EUROPEAN IR)
Raimund Gabriel	+49 (0)89 210 2280

Notes to Editors:

Motif Bio is a clinical-stage biopharmaceutical company, engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (ABSSSI) and hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), which is often caused by MRSA (methicillin resistant Staphylococcus aureus). We are currently enrolling and dosing patients in two global Phase 3 clinical trials (Revive 1 and Revive 2) with an intravenous formulation of iclaprim, for the treatment of ABSSSI. Data readout for REVIVE-1 is expected in the second quarter of 2017 and REVIVE-2 is on track for data readout in the second half of 2017.